Exhibit 99.3

Condensed consolidated interim financial statements

Condensed consolidated income statements for the three and nine month periods ended September 30, 2018 and 2017 and the twelve month period ended December 31, 2017

			Restated		Restated	Restated
DKK thousand	Note	1.7-30.9.18	1.7- 30.9.17	1.1-30.9.18	1.1-30.9.17	1.1-31.12.17

Revenue	2	0	39,089	24,858	125,799	136,322
Royatly expenses		0	-1,261	-3,356	-12,742	-14,163
Research and development expenses		-84,296	-69,059	-300,468	-221,204	-324,667
Administrative expenses		-9,171	-7,936	-30,153	-30,991	-47,470
Other operating income	3	1,098,952	96	1,099,201	493	607
Operating result		1,005,485	-39,071	790,082	-138,645	-249,371

Financial income		1,196	1,016	10,132	2,252	2,122
Financial expenses	8	-26,357	-6,440	-42,166	-32,334	-33,509
Result before tax		980,324	-44,495	758,048	-168,727	-280,758

Income tax	4	-56,543	1,375	-53,793	4,125	5,500
Net result for the period		923,781	-43,120	704,255	-164,602	-275,258

Basic earnings per share	6	30.10	-1.51	22.95	-6.22	-9.88
Diluted earnings per share	6	30.03	-1.51	22.90	-6.22	-9.88

Condensed consolidated statements of comprehensive income (loss) for the three and nine month periods ended September 30, 2018 and 2017 and the twelve month period ended December 31, 2017

			Restated		Restated	Restated
DKK thousand	Note	1.7-30.9.18	1.7- 30.9.17	1.1-30.9.18	1.1-30.9.17	1.1-31.12.17

Net result for the period		923,781	-43,120	704,255	-164,602	-275,258
Other comprehensive income		0	0	0	0	0
Comprehensive result for the period		923,781	-43,120	704,255	-164,602	-275,258

Condensed consolidated statements of cash flow for the nine month periods ended September 30, 2018 and 2017

			Restated
DKK thousand		1.1-30.9.18	1.1-30.9.17

Net result for the period		704,255	-164,602
Adjustments for non-cash items		54,376	35,855
Change in working capital		218,192	-24,926
Financial income received		4,080	1,262
Financial expenses paid		-15,847	-20,381
Sale of future royalties and milestones	3	-1,276,521	0
Cash flow from operating activities		-311,465	-172,792

Transfer to restricted cash related to the royalty bond	8	0	-60,675
Transfer from restricted cash related to the royalty bond	8	6,124	365,795
Transfer from restricted cash for royalty bond interest payments		0	7,637
Sale of future royalties and milestones	3	1,276,521	0
Change in deposit		-33	-39
Sale of securities		74,230	0
Purchase of property, plant and equipment		-2,657	-3,933
Sale of fixed assets		0	120
Cash flow from investing activities		1,354,185	308,905

Proceeds from issue of shares related to exercise of warrants		748	6,572
Proceeds from initial public offering		0	567,076
Costs related to initial public offering		0	-70,892
Repayment of royalty bond	8	-158,311	-176,360
Cash flow from financing activities		-157,563	326,396

Decrease/increase in cash and cash equivalents		885,157	462,509
Cash and cash equivalents at beginning of period		588,718	323,330
Exchange rate adjustments		4,737	-11,185
Cash and cash equivalents at end of period		1,478,612	774,654

Condensed consolidated statements of financial position as of September 30, 2018 and December 31, 2017

			Restated
DKK thousand	Note	September 30, 2018	December 31, 2017
ASSETS

Non-current assets
Plant and machinery		13,266	14,855
Other fixtures and fittings, tools and equipment		1,910	953
Leasehold improvements		217	304
Deposits		2,762	2,729
Restricted cash		0	5,892
Other investments	10	9,662	9,312
Total non-current assets		27,817	34,045

Current assets
Trade receivables		13	5,679
Prepaid expenses		8,779	7,253
Income tax receivable		5,500	5,500
Other receivables		2,349	4,979
Securities	10	0	75,111
Cash and cash equivalents	7	1,478,612	588,718
Total current assets		1,495,253	687,240

Total assets		1,523,070	721,285

EQUITY AND LIABILITIES
Share capital	5	30,759	30,751
Share premium	11	1,981,033	1,959,199
Retained loss		-771,026	-1,475,281
Equity		1,240,766	514,669

Royalty bond	8	0	132,986
Non-current liabilities		0	132,986

Trade payables		24,511	29,428
Tax payables		53,793	0
Royalty bond	8	0	2,748
Other liabilities	9	204,000	41,454
Current liabilities		282,304	73,630

Total liabilities		282,304	206,616

Total equity and liabilities		1,523,070	721,285

Condensed consolidated statements of changes in equity at September 30, 2018 and 2017

			Retained
	Share	Share	loss
DKK thousand	capital	premium	(restated)	Total
Equity at January 1, 2017	26,142	1,441,263	-1,189,211	278,194
Restatement	0	0	-10,813	-10,813
Comprehensive loss for the period
Net loss for the period	0	0	-164,602	-164,602
Warrants compensation expenses	0	20,293	0	20,293
Capital increase	4,607	569,041	0	573,648
Costs related to capital increase	0	-70,892	0	-70,892
Equity at September 30, 2017	30,749	1,959,705	-1,364,626	625,828

Equity at January 1, 2018	30,751	1,959,199	-1,461,482	528,468
Restatement	0	0	-13,799	-13,799
Comprehensive loss for the period
Net profit for the period	0	0	704,255	704,255
Warrant compensation expenses	0	21,094	0	21,094
Capital increase	8	740	0	748
Equity at September 30, 2018	30,759	1,981,033	-771,026	1,240,766

Equity at January 1, 2017 and 2018 have been restated due to certain misstatements. See Note 1 to the condensed consolidated interim financial statements.

Note 1 — Significant accounting policies and significant accounting estimates and assessments

The condensed consolidated interim financial statements of Zealand Pharma A/S (“the Company”) have been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by EU and the additional Danish requirements for submission of interim reports for companies listed on Nasdaq Copenhagen. The condensed consolidated interim financial statements are presented in Danish kroner (DKK) which is the functional currency of the parent company.

Accounting policies

The accounting policies used in the condensed consolidated interim financial statements are consistent with those used in the Company’s Annual report for the year ended December 31, 2017, except for clarification to the accounting policy on ‘Other operating income’, included below, and all new, amended or revised accounting standards and interpretations endorsed by the EU effective for the accounting period beginning on January 1, 2018, being IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from contracts with customers’.

Other operating income comprises the sale of future royalties and milestones, net of directly related costs to the sale, research funding from business partners and government grants. The sale of future royalties and milestones is recognized in accordance with contract terms and on the date which the sale occured. Research funding is recognized in the period when the research activities have been performed, and government grants are recognized periodically when the work supported by the grant has been reported. Government grants are recognized when a final and firm right to the grant has been obtained. Government grants are included in Other operating income, as the grants are considered to be cost refunds.

The Group’s implementation of IFRS 9 ‘Financial Instruments’, that replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’, has lead to the implementation of a new impairment model that requires the recognition of impairment provisions based on the “expected credit loss model” rather than the “incurred-loss model.” The majority of Zealand’s receivables are receivables from sales with its strategic partners, Boehringer Ingelheim and Sanofi, and due to the low credit risk in the Group, the new rules have not had a significant impact on the valuation of trade receivables. In the annual report for 2017, Management indicated an expected increase of DKK 5 million to financial liabilities. Based on further analyses, Management has concluded that the current accounting treatment is in line with IFRS 9 ‘Financial Instruments’, hence no impact is recognized as the cost of the amendment to the royalty bond from March 2017 is considered transaction costs, which are deducted in financial liabilities.

The Group has implemented IFRS 15 ‘Revenue from Contracts with Customers’ using the modified retrospective approach. IFRS 15 replaces the current standards on revenue (IAS 11 ‘Construction Contracts’ and IAS 18 ‘Revenue’). There is no significant effect on the interim financial statements related to the implementation of IFRS 15 ‘Revenue from Contracts with Customers’. Extended disclosures will be provided in the 2018 Annual report.

Significant accounting estimates and assessments

In the preparation of the condensed consolidated interim financial statements, Management makes several accounting estimates that form the basis for the presentation, recognition and measurement of the Company’s assets and liabilities.

In the application of the Company’s accounting policies, the Management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The estimates used are based on assumptions assessed as reasonable by Management; however, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate, and unexpected events or circumstances might occur. Furthermore, the Company is subject to risks and uncertainties that might result in deviations in actual results compared with estimates.

For further information regarding significant accounting estimates and assessments related to revenue recognition and employee incentive programs, please see Note 1 in the Annual Report 2017.

No significant changes have been made in accounting estimates and assessments in the period January 1 – September 30, 2018.

Restatement

The Company has been eligible to receive royalty revenue of 10% on Sanofi’s net sales of Lyxumia® / Adlyxin® (lixisenatide) in countries with a valid IP protection for Zealand and potentially up to USD 100 million in commercial milestones.

During Q2 2018 it was determined that royalty revenue from Sanofi recognized from 2013 until Q1 2018 included DKK 17.1 million of royalty revenue on net sales in countries with no valid IP protection for Zealand and therefore revenue has been overstated in this period. As a consequence of this, royalty expenses from 2013 until Q1 2018 were misstated by DKK 2.3 million and therefore royalty expense has been overstated in this same period. Such misstatements have been corrected with retrospective impact and thus comparable periods as of and for the three and nine month periods ended September 30, 2017 and the years ended December 31, 2017, 2016 and, 2015 have been restated to reflect this impact.

The nature and impact of each restatement is described below, including tickmarks linking the descriptions to the restated condensed consolidated income statements and condensed consolidated statement of financial position for Zealand.

Income statement:

A) Revenue

Royalty revenue has been restated as Zealand has previously recognized royalty revenue on net sales in countries with no valid IP protection.

B) Royalty expenses

Royalty expenses comprise contractual amounts due to third parties that are derived from royalty revenue earned from the corresponding collaboration agreements. The restatement on royalty revenue therefore leads to a corresponding restatement of royalty expenses.

Statement of financial position:

C) Trade receivables and other liabilities

The restatement related to trade receivables and other liabilities corresponds to the restatement on royalty revenue and royalty expenses, as discussed in tickmark A and B.

D) Retained loss

The restatement related to net loss for the period amounts to the combined impact of the restatements on royalty revenue and royalty expenses from 2013 through December 2017.

Statement of cash flow:

The impact of the restatement on the statement of cash flow is solely a reclassification between “Net loss for the period” and “Change in working capital”. The restatement related to net loss for the period amounts to the net impact of the restatements for the respective years on royalty revenue and royalty expenses while the restatement related to working capital for the period amounts to the net impact of the misstatements in trade receivables and other liabilities in the statement of financial position. Hence, there is no impact on the cash flow from operating activities. Based on the above outlined factors, the Company deemed irrelevant to present restated statements of cash flow for the three and nine month periods ended September 30, 2017 and the years ended December 31, 2017, 2016 and 2015.

Condensed consolidated income statement for the three month period ended September 30, 2017

DKK thousand	As originally reported, September 30, 2017	Restatement	Tickmark	Amount as adjusted, September 30, 2017
Revenue	40,079	-990	A	39,089
Royalty expenses	-1,395	134	B	-1,261
Research and development expenses	-69,059	0		-69,059
Administrative expenses	-7,936	0		-7,936
Other operating income	96	0		96
Operating loss	-38,215	-856		-39,071

Financial income	1,016	0		1,016
Financial expenses	-6,440	0		-6,440
Loss before tax	-43,639	-856		-44,495

Income tax benefit	1,375	0		1,375
Net loss for the period	-42,264	-856		-43,120

Loss per share - basic (DKK)	-1.48	-0.03		-1.51
Loss per share - diluted (DKK)	-1.48	-0.03		-1.51

Condensed consolidated statements of comprehensive income for the three month period ended September 30, 2017

DKK thousand
Net loss for the period	-42,264	-856	-43,120
Other comprehensive income (loss)	0	0	0
Net loss for the period	-42,264	-856	-43,120

Condensed consolidated income statement for the nine month period ended September 30, 2017

DKK thousand	As originally reported, September 30, 2017	Restatement	Tickmark	Amount as adjusted, September 30, 2017
Revenue	128,500	-2,701	A	125,799
Royalty expenses	-13,107	365	B	-12,742
Research and development expenses	-221,204	0		-221,204
Administrative expenses	-30,991	0		-30,991
Other operating income	493	0		493
Operating loss	-136,309	-2,336		-138,645

Financial income	2,252	0		2,252
Financial expenses	-32,334	0		-32,334
Loss before tax	-166,391	-2,336		-168,727

Income tax benefit	4,125	0		4,125
Net loss for the period	-162,266	-2,336		-164,602

Loss per share - basic (DKK)	-6.13	-0.09		-6.22
Loss per share - diluted (DKK)	-6.13	-0.09		-6.22

Condensed consolidated statements of comprehensive income for the nine month period ended September 30, 2017

DKK thousand
Net loss for the period	-162,266	-2,336	-164,602
Other comprehensive income (loss)	0	0	0
Net loss for the period	-162,266	-2,336	-164,602

Condensed consolidated income statement for the twelve month period ended December 31, 2017

DKK thousand	As originally reported, December 31, 2017	Restatement	Tickmark	Amount as adjusted, December 31, 2017
Revenue	139,775	-3,453	A	136,322
Royalty expenses	-14,629	466	B	-14,163
Research and development expenses	-324,667	0		-324,667
Administrative expenses	-47,470	0		-47,470
Other operating income	607	0		607
Operating loss	-246,384	-2,987		-249,371

Financial income	2,122	0		2,122
Financial expenses	-33,509	0		-33,509
Loss before tax	-277,771	-2,987		-280,758

Income tax benefit	5,500	0		5,500
Net loss for the period	-272,271	-2,987		-275,258

Loss per share - basic (DKK)	-9.77	-0.11		-9.88
Loss per share - diluted (DKK)	-9.77	-0.11		-9.88

Condensed consolidated statements of comprehensive income for the twelve month period ended December 31, 2017

DKK thousand
Net loss for the period	-272,271	-2,987	-275,258
Other comprehensive income (loss)	0	0	0
Net loss for the period	-272,271	-2,987	-275,258

Condensed consolidated income statement for the twelve month period ended December 31, 2016

DKK thousand	As originally reported, December 31, 2016	Restatement	Tickmark	Amount as adjusted, December 31, 2016
Revenue	234,778	-3,914	A	230,864
Royalty expenses	-31,459	528	B	-30,931
Research and development expenses	-268,159	0		-268,159
Administrative expenses	-52,503	0		-52,503
Other operating income	1,697	0		1,697
Operating loss	-115,646	-3,386		-119,032

Financial income	592	0		592
Financial expenses	-44,356	0		-44,356
Loss before tax	-159,410	-3,386		-162,796

Income tax benefit	5,500	0		5,500
Net loss for the period	-153,910	-3,386		-157,296

Loss per share - basic (DKK)	-6.33	-0.14		-6.47
Loss per share - diluted (DKK)	-6.33	-0.14		-6.47

Condensed consolidated statements of comprehensive income for the twelve month period ended December 31, 2016

DKK thousand
Net loss for the period	-153,910	-3,386	-157,296
Other comprehensive income (loss)	0	0	0
Net loss for the period	-153,910	-3,386	-157,296

Condensed consolidated income statement for the twelve month period ended December 31, 2015

DKK thousand	As originally reported, December 31, 2015	Restatement	Tickmark	Amount as adjusted, December 31, 2015
Revenue	187,677	-5,104	A	182,573
Royalty expenses	-22,267	689	B	-21,578
Research and development expenses	-217,741	0		-217,741
Administrative expenses	-41,824	0		-41,824
Other operating income	12,828	0		12,828
Operating loss	-81,327	-4,415		-85,742

Financial income	3,889	0		3,889
Financial expenses	-42,394	0		-42,394
Loss before tax	-119,832	-4,415		-124,247

Income tax benefit	5,875	0		5,875
Net loss for the period	-113,957	-4,415		-118,372

Loss per share - basic (DKK)	-4.94	-0.19		-5.13
Loss per share - diluted (DKK)	-4.94	-0.19		-5.13

Condensed consolidated statements of comprehensive income for the twelve month period ended December 31, 2015

DKK thousand
Net loss for the period	-113,957	-4,415	-118,372
Other comprehensive income (loss)	0	0	0
Net loss for the period	-113,957	-4,415	-118,372

Condensed consolidated statement of financial position as of December 31, 2017

DKK thousand	As originally reported, December 31, 2017	Restatement	Tickmark	Amount as adjusted, December 31, 2017
ASSETS

Non-current assets
Plant and machinery	14,855			14,855
Other fixtures and fittings, tools and equipment	953			953
Leasehold improvements	304			304
Deposits	2,729			2,729
Restricted cash	5,892			5,892
Other investments	9,312			9,312
Total non-current assets	34,045	0		34,045

Current assets
Trade receivables	21,632	-15,953	C	5,679
Prepaid expenses	7,253			7,253
Income tax receivable	5,500			5,500
Other receivables	4,979			4,979
Securities	75,111			75,111
Cash and cash equivalents	588,718			588,718
Total current assets	703,193	-15,953		687,240

Total assets	737,238	-15,953		721,285

EQUITY AND LIABILITIES
Share capital	30,751			30,751
Share premium	1,959,199			1,959,199
Retained loss	-1,461,482	-13,799	D	-1,475,281
Equity	528,468	-13,799		514,669

Royalty bond	132,986			132,986
Non-current liabilities	132,986	0		132,986

Trade payables	29,428			29,428
Royalty bond	2,748			2,748
Other liabilities	43,608	-2,154	C	41,454
Current liabilities	75,784	-2,154		73,630

Total liabilities	208,770	-2,154		206,616

Total equity and liabilities	737,238	-15,953		721,285

Condensed consolidated statement of financial position as of December 31, 2016

DKK thousand	As originally reported, December 31, 2016	Restatement	Tickmark	Amount as adjusted, December 31, 2016
ASSETS

Non-current assets
Plant and machinery	12,081			12,081
Other fixtures and fittings, tools and equipment	1,154			1,154
Leasehold improvements	408			408
Deposits	2,690			2,690
Restricted cash	305,120			305,120
Total non-current assets	321,453	0		321,453

Current assets
Trade receivables	11,510	-11,510	C	0
Prepaid expenses	13,837			13,837
Income tax receivable	5,500			5,500
Other receivables	5,379			5,379
Restricted cash	13,617			13,617
Cash and cash equivalents	323,330			323,330
Total current assets	373,173	-11,510		361,663

Total assets	694,626	-11,510		683,116

EQUITY AND LIABILITIES
Share capital	26,142			26,142
Share premium	1,441,263			1,441,263
Retained loss	-1,189,211	-10,813	D	-1,200,024
Equity	278,194	-10,813		267,381

Royalty bond	328,878			328,878
Non-current liabilities	328,878	0		328,878

Trade payables	19,739			19,739
Royalty bond	3,365			3,365
Other liabilities	64,450	-697	C	63,753
Current liabilities	87,554	-697		86,857

Total liabilities	416,432	-697		415,735

Total equity and liabilities	694,626	-11,510		683,116

Condensed consolidated statement of financial position as of December 31, 2015

DKK thousand	As originally reported, December 31, 2015	Restatement	Tickmark	Amount as adjusted, December 31, 2015
ASSETS

Non-current assets
Plant and machinery	14,672			14,672
Other fixtures and fittings, tools and equipment	1,153			1,153
Leasehold improvements	628			628
Deposits	2,666			2,666
Total non-current assets	19,119	0		19,119

Current assets
Trade receivables	158,158	-8,587	C	149,571
Prepaid expenses	2,430			2,430
Income tax receivable	5,875			5,875
Other receivables	10,427			10,427
Restricted cash	21,403			21,403
Cash and cash equivalents	418,796			418,796
Total current assets	617,089	-8,587		608,502

Total assets	636,208	-8,587		627,621

EQUITY AND LIABILITIES
Share capital	24,353			24,353
Share premium	1,263,179			1,263,179
Retained loss	-1,035,301	-7,428	D	-1,042,729
Equity	252,231	-7,428		244,803

Royalty bond	312,951			312,951
Non-current liabilities	312,951	0		312,951

Trade payables	21,676			21,676
Other liabilities	49,350	-1,159	C	48,191
Current liabilities	71,026	-1,159		69,867

Total liabilities	383,977	-1,159		382,818

Total equity and liabilities	636,208	-8,587		627,621

Note 2 — Revenue

		Restated		Restated	Restated
DKK thousand	1.7-30.9.18	1.7-30.9.17	1.1-30.9.18	1.1-30.9.17	1.1-31.12.17

Sanofi-Aventis Deutschland GmbH	0	0	0	69,603	69,603
Boehringer Ingelheim International GmbH	0	29,750	0	29,750	29,750
Protagonist Therapeutics, Inc.	0	0	0	1,662	1,662
Total license and milestone revenue	0	29,750	0	101,015	101,015

Sanofi-Aventis Deutschland GmbH	0	9,339	24,858	24,784	35,307
Total royalty income	0	9,339	24,858	24,784	35,307
Total revenue	0	39,089	24,858	125,799	136,322

Milestone revenue amounted to DKK 0.0 million (101.0) in the first nine months of 2018. The milestone revenue in the first nine months of 2017 primarily related to a USD 10 million milestone for the approval of Suliqua® in the EU in January 2017 and a EUR 4 million milestone from Boehringer Ingelheim related to initiation of Phase 1 with the long-acting amylin analog.

DKK 17.8 million (12.0) related to royalty revenue on Sanofi’s sales of Soliqua® 100/33 and DKK 7.1 million (12.8) related to royalty revenue on Sanofi’s sales of Lyxumia® / Adlyxin™ (lixisenatide).

Note 3 — Other operating income

DKK thousand	1.7-30.9.18	1.7-30.9.17	1.1-30.9.18	1.1-30.9.17	1.1-31.12.17

Sale of future royalties and milestones	1,310,237	0	1,310,237	0	0
Royalty expenses regarding sale of future royalties and milestones	-176,882	0	-176,882	0	0
Fee, advisors regarding sale of future royalties and milestones	-34,453	0	-34,453	0	0
Research funding	0	27	0	40	40
Governments grants	50	69	299	453	567
Total other operating income	1,098,952	96	1,099,201	493	607

Zealand has on September 6, 2018 entered into an agreement to sell future royalties and USD 85.0 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® to Royalty Pharma. Zealand has received USD 205.0 million (DKK 1,310.2 million) upon closing of the transaction on September 17, 2018. Royalty expenses to third parties amounts to 13.5% or DKK 176.9 million and fees to advisors amounts to DKK 34.5 million. Zealand has also redeemed the outstanding royalty bond of USD 24.7 million (DKK 157.6 million), after which Zealand is debt free. Zealand will remain eligible for a payment from Sanofi of up to USD 15.0 million, expected in 2020 (see note 12).

Note 4 — Tax

As a consequence of the sale of future royalties and milestones in Q3 2018, Zealand is no longer eligible to receive up to DKK 5.5 million in income tax benefit for 2018. The tax cost recognized in the income statement for the first nine months of 2018 is calculated on the basis of the accounting profit before tax and an estimated effective tax rate for the Group as a whole for 2018. We expect an effective tax rate of about 7.1% for 2018.

As a consequence of tax losses from previous years, no deferred net tax assets have been recognized. Deferred tax reductions (tax assets) have not been recognized in the statement of financial position due to uncertainty as to when and whether they can be utilized.

	September 30, 2018	December 31, 2017
Breakdown of unrecognized deferred tax assets:
Tax losses carried forward (available indefinitely)	457,463	873,515
Research and development expenses	155,103	210,148
Rights	37,642	43,019
Non-current assets	51,699	67,590
Other	101,462	104,377
Total temporary differences	803,369	1,298,649

Tax rate	22%	22%
Calculated potential deferred tax asset at local tax rate	176,741	285,703
Write-down of deferred tax asset	-176,741	-285,703
Recognized deferred tax asset	0	0

Note 5 — Changes in share capital

The following changes have occurred in the share capital during the respective interim periods:

No. of shares
Share capital at January 1, 2017	26,142,365
Capital increase on March 23, 2017	9,500
Capital increase on April 13, 2017	22,000
Capital increase on May 30, 2017	5,000
Capital increase on June 15, 2017	8,537
Capital increase on August 14, 2017	4,375,000
Capital increase on August 18, 2017	156,250
Capital increase on September 1, 2017	1,500
Capital increase on September 22, 2017	28,675
Share capital at September 30, 2017	30,748,827

Share capital at January 1, 2018	30,751,327
Capital increase on September 14, 2018	7,500
Share capital at September 30, 2018	30,758,827

Note 6 — Earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

		Restated		Restated	Restated
DKK thousand	1.7-30.9.18	1.7-30.9.17	1.1-30.9.18	1.1-30.9.17	1.1-31.12.17

Net result for the period	923,781	-43,120	704,255	-164,602	-275,258
Net result used in the calculation of basic and diluted earnings per share	923,781	-43,120	704,255	-164,602	-275,258

Weighted average number of ordinary shares	30,752,713	28,811,622	30,751,794	26,947,290	27,918,271
Weighted average number of treasury shares	-64,223	-334,160	-64,223	-485,468	-64,223
Weighted average number of ordinary shares used in the calculation of basic earnings per share	30,688,490	28,477,462	30,687,571	26,461,822	27,854,048
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	30,760,559	28,477,462	30,759,640	26,461,822	27,854,048

Basic earnings per share (DKK)	30.10	-1.51	22.95	-6.22	-9.88

Diluted earnings per share (DKK)	30.03	-1.51	22.90	-6.22	-9.88

The following potential ordinary shares are dilutive at September 30, 2018 (anti-dilutive at September 30, 2017 and December 31, 2017) and are therefore included in the weighted average number of ordinary shares for the purpose of diluted earnings per share:

Potential ordinary shares are included at September 30, 2018 due to dilutive effect (excluded at September 30, 2017 and December 31, 2017) related to:

	September 30, 2018	September 30, 2017	December 31, 2017

Outstanding warrants under the 2010 Employee incentive program	246,359	647,167	429,784
Outstanding warrants under the 2015 Employee incentive program	2,005,000	1,442,000	1,424,000
Total outstanding warrants	2,251,359	2,089,167	1,853,784

- out of which these warrants are dilutive	1,201,609	0	0
- out of which these warrants are anti-dilutive	1,049,750	2,089,167	1,853,784

Note 7 - Cash and cash equivalents

DKK thousand	September 30, 2018	December 31, 2017

DKK	1,184,754	12,824
USD	260,447	252,884
EUR	33,411	323,010
Total cash and cash equivalents	1,478,612	588,718

As of September 30, 2018, Zealand had cash and cash equivalents of DKK 1,478.6 million (December 31, 2017: DKK 588.7 million). In addition, DKK 0.0 million (December 31, 2017: DKK 5.9 million) are held as collateral for the royalty bond. The total cash position, including restricted cash, as of September 30, 2018 is DKK 1,478.6 million (December 31, 2017: DKK 594.6 million).

Note 8 — Royalty bond

In December 2014, Zealand entered into a USD 50 million royalty bond financing arrangement, based on part of the royalties from lixisenatide as a stand-alone product. The bond carried an interest rate of 9.375%. As security for the royalty bond, certain milestone payments relating to lixisenatide was held as collateral in the form of restricted cash. On March 15, 2017, Zealand used restricted cash of USD 25 million (DKK 175 million) to repay half of the outstanding bond. Furthermore, additional restricted cash of USD 25 million (DKK 175 million) held as collateral for the bond was released to Zealand in exchange for a parent company guarantee.

On September 6, 2018 Zealand entered into an agreement to sell future royalties and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® to Royalty Pharma. Zealand has received USD 205.0 million (DKK 1,310.2 million) upon closing of the transaction on September 17, 2018. Zealand has also redeemed the outstanding royalty bond of USD 24.7 million (DKK 157.6 million), after which Zealand is debt free. Zealand will remain eligible for a payment from Sanofi up to USD 15.0 million, expected in 2020 (see note 12).

For further information regarding the royalty bond please see note 20 in the Annual Report for 2017.

Note 9 — Other liabilities

		Restated
	September 30, 2018	December 31, 2017

Severance payment	1,417	896
Employee benefits	17,440	28,165
Royalty payable to third party	179,466	763
Interest payable on royalty bond	0	4,295
Other payables	5,677	7,335
Total other liabilities	204,000	41,454

Note 10 - Financial instruments

As of September 30, 2018 and December 31, 2017, the following financial instruments are carried at fair value:

	September 30, 2018	December 31, 2017

Securities	0	75,111
Other investments	9,662	9,312
Financial assets measured at fair value	9,662	84,423

The fair value of securities is based on Level 1 in the fair value hierarchy.

The fair value of other investments is based on level 3 in the fair value hierarchy.

Below shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

•                  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities

•                  Level 2 fair value measurements are those derived from input other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

•                  Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)

The carrying amount of financial assets and financial liabilities approximates the fair value.

Note 11 — Warrant programs

On May 22, 2018, Zealand granted 615,500 new warrants to the Company’s Executive Management, Corporate Management and employees. The warrants give the holders the right to subscribe for 615,500 new Zealand shares with a nominal value of DKK 1 each, corresponding to 2.0% of the Company’s total outstanding share capital. The exercise price is fixed at DKK 100.80, reflecting the closing price of Zealand’s shares on Nasdaq Copenhagen on May 18, 2018.

The total number of new warrants granted has a combined market value of DKK 21.1 million calculated on the basis of the Black—Scholes model, including a five-year historic volatility of 42.6%, a five-year historic risk-free interest rate of 0.05% and a share price of DKK 100.80.

The exercise of warrants is by default subject to continuing employment with the Group. The warrants granted are subject to the provisions of the Danish Public Companies Act regarding termination of employees prior to their exercise of warrants in the case of recipients who are subject to the act.

Warrants expire automatically after five years. Warrants are considered vested at grant date and may be exercised after three years. The exercise of the warrants may take place four times a year during a four-week period starting from the time of the publication of Zealand’s annual report or quarterly or semi-annual reports.

Effect on income statement

For the nine month periods ended September 30, 2018 and 2017, the fair value of warrants recognized in the income statement amounted to DKK 21.1 million (20.3), of which DKK 5.9 million (6.5) related to the Executive Management.

DKK thousand	1.1-30.9.18	1.1-30.9.17

Research and development expenses	13,761	12,261
Administrative expenses	7,334	8,036
Total	21,094	20,297

Note 12 — Contingent assets

Zealand is eligible for a payment from Sanofi of up to USD 15.0 million, expected in 2020. However, it is Management’s opinion that the amount of any payment cannot be determined on a sufficiently reliable basis, and therefore not recognized an asset in the financial position of the Group.

Note 13 — Significant events after the end of the reporting period

On October 15, 2018, Zealand granted 40,000 new warrants to the Company’s Senior Vice President of Corporate and Business Development, Marino Garcia.

The warrants give the holder the rights to subscribe for up to 40,000 new Zealand shares with a nominal value of DKK 1 each, corresponding to 0.13% of the Company’s total outstanding share capital. The exercise price is DKK 90.00, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on Friday October 12, 2018.

The warrants will vest monthly over a three year period, and the exercise of the warrants may take place, in whole or in part, in defined time windows from October 15, 2021 up to and including October 15, 2023. Zealand may under the contract decide to offer settlement of these 40,000 warrants in cash.

The total new warrants granted have a combined market value of DKK 1,313,395.86 calculated on the basis of the Black-Scholes model, including a five-year historic volatility of 42.5%, a five-year risk-free interest rate of -0.03% and a share price of DKK 90.00.

Except as noted above, no other significant events have occurred after the end of the reporting period.